EXHIBIT 7

AGREEMENT

The persons below hereby agree that the Schedule 13D to which this agreement is attached as an exhibit, as well as all future amendments to such Schedule 13D, shall be filed on behalf of each of them. This agreement is intended to satisfy the requirements of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934.

Date: August 31, 2026

SERMONIX PHARMACEUTICALS, INC.

By: /s/ David Portman

Name: David Portman

Title: Chief Executive Officer

DAVID PORTMAN

By: /s/ David Portman